Exhibit 21.1

SUBSIDIARIES OF GSP-2, INC.

Subsidiaries	Incorporation

Shiny Gold Holdings Limited	British Virgin Islands

Heng Chang Produce (HK) Investments, Ltd.	Hong Kong

Siping Hengchang Business Consultants Co., Ltd.	People’s Republic of China

Jilin Hengchang Agriculture Development Co., Ltd.	People’s Republic of China

Jilin Hengjiu Grain Purchase and Storage Co., Ltd.	People’s Republic of China